October 15, 2010

Via Electronic Transmission

Mark Wojciechowski

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

150 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	GeoMet, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 31, 2010

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009

Filed April 30, 2010

Form 10-Q for Fiscal Quarterly Period Ended June 30, 2010

Filed July 27, 2010

File No. 0-52155

Dear Mr. Wojciechowski:

We are in the process of completing our response to your letter dated September 17, 2010 containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced documents (the “Comment Letter”). We had previously requested an extension of 10 business days to respond to the Comment Letter, such that our response would be provided by October 15, 2010.

We have since discussed certain matters contained in the Comment Letter with members of the Staff. Due to the nature of the Staff’s request, the complexity of certain of the issues presented, and the availability of employees critical to the preparation and review of our response, we respectfully request an additional extension of five business days to respond to the Comment Letter, such that our response will be provided via EDGAR by no later than Friday, October 22, 2010.

Please do not hesitate to contact me at (713) 287-2257 if you have any questions regarding this request for extension. Thank you for your courtesy.

Sincerely,

/s/ William C. Rankin
William C. Rankin
Executive Vice President and
Chief Financial Officer

cc:	H. Beaudry

Thompson & Knight LLP